

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 26, 2016

Via E-mail
Mr. Thomas W. Trexler
Executive Vice President and Chief Financial Officer
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, Florida 34474

      Re: **Nobility Homes, Inc.**
                Form 10-K for the Year Ended October 31, 2015
                Filed January 28, 2016
                File No. 0-6506

Dear Mr. Trexler:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ John Cash

                John Cash
                Accounting Branch Chief

                Office of Manufacturing and Construction